Innovation Access Fund

350 Madison Avenue, 20th Floor

New York, NY 10017

January 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Innovation Access Fund (the “Fund”)
File No. 333-262374
CIK: 00001905379

Re: Request to Withdraw Amendment to Registration Statement on Form N-2/A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund hereby respectfully requests the withdrawal of the above-referenced amendment to registration statement on Form N-2/A, together with all exhibits thereto (the “Registration Statement”) (Accession No. 0001206774-24-001204), as filed with the Securities and Exchange Commission on December 26, 2024.

The Fund is requesting withdrawal of the Registration Statement because it was mistakenly filed under the 1933 Act. The offering is intended to be a private offering conducted pursuant to Section 4(a)(2) of the 1933 Act and not a registered public offering.

The Registration Statement has not yet been declared effective and no securities have been sold pursuant to the Registration Statement.

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call George M. Silfen, Esq. at (212) 905-9106.

Sincerely,

/s/ Gregory D. Jakubowsky

Gregory D. Jakubowsky

President and Principal Executive Officer

Innovation Access Fund